Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

To the Stockholder-Director
QVC, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-213066 and 333-233799) on Form S-3 of QVC, Inc. of our report dated February 26, 2020, with respect to the consolidated balance sheets of QVC, Inc. as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10‑K of QVC, Inc. Our report refers to a change in the accounting for revenue and leases.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 26, 2020